UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number: 1-13991

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MFA FINANCIAL, INC.
One Vanderbilt Ave., 48th Floor
New York, New York 10017

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Financial Statements and Supplemental Schedule
(Unaudited)

* Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

	December 31,
	2020	2019

Assets
Investments at fair value:
Investments, at fair value	$14,884,950	$11,217,931
Cash equivalents including money market funds	1,279,570	1,050,284
Total Investments at fair value	$16,164,520	$12,268,215

Receivables:
Employer’s contributions	$464,925	$462,231
Notes receivable from participant loans	185,146	170,373
Total Receivables	$650,071	$632,604

Total Assets	$16,814,591	$12,900,819

Net Assets Available for Benefits	$16,814,591	$12,900,819

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Unaudited)

For the year ended December 31, 2020

Additions to net assets:
Investment Income:
Interest and dividends	$524,267
Net appreciation in fair value of investments	2,349,241
Total investment income	2,873,508

Contributions:
Participant’s Contributions	$836,334
Employer’s Contributions	464,925
Rollovers	1,366
Total contributions	1,302,625

Interest on notes receivable from participants	$7,382

Total additions to net assets	$4,183,515

Deductions from net assets:
Benefits distributed to participants	$265,519
Administrative expenses	4,224
Total deductions from net assets	$269,743

Increase in net assets available for plan benefits	$3,913,772

Net assets available for benefits:
Beginning of year	12,900,819
End of year	$16,814,591

See accompanying notes to the financial statements.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2020

1. Description of the Plan

The following description of the MFA Financial, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions, a copy of which is available from MFA Financial, Inc. (the “Company”).

General

The Plan, which became effective January 1, 2002, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the Company’s 401(k) committee (the “401(k) Committee”) with certain administrative functions of the Plan delegated to others in accordance with the terms of the Plan. The Plan’s investments are held by a trust fund administered by Fidelity Management Trust Company (the “Trustee”). In February 2017, the Company transferred the recordkeeping, trustee services and investment options for the Plan to the Trustee. Prior to that date, the Plan’s investments were self-directed and were held in a trust for which Morgan Stanley Smith Barney, LLC served as trustee.

Investment Funds, Contributions and Vesting

Under the terms of the Plan, all regular full-time and part-time employees of the Company who are 21 years of age 1) can make elective contributions to the Plan beginning as soon as practicable after the date of hire; and 2) are eligible to receive Company matching contributions.

Participants may elect to have a portion of their eligible compensation contributed to the Plan on a before-tax basis, up to the maximum deferral permitted under the Internal Revenue Code of 1986, as amended (the “Code”). For 2020, this limit was $19,500. Participants who are age 50 or older can make before-tax catch-up contributions to the Plan, the amount of which was limited to $6,500 per participant in 2020. Participants may change their deferral percentage as applicable at the beginning of each payroll period. Participant’s contributions may be invested in one or a combination of the various investment options offered by the Plan. A participant’s account balance may generally be transferred among the Plan’s investment options at any time upon receipt of instructions from the participant, except for certain limitations, including, but not limited to, the provisions of the Company’s Insider Trading Policy.

On an annual basis, the Company makes matching contributions in cash for each eligible participant in an amount equal to the addition of 1) 100% of the first 3% of an eligible participant’s compensation contributed to the Plan; and 2) 50% of the next 2% of the eligible participant’s compensation contributed to the Plan. Company matching contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Code, including compliance with applicable statutory limits and non-discrimination rules. For 2020, the annual maximum employer matching contribution for each eligible participant was $11,400. Participants are immediately vested in their before-tax and Company matching contributions, as well as any investment earnings/losses thereon. During 2020, the Company made matching contributions of $462,231 with respect to eligible employee contributions made during 2019. In addition, on an annual basis, the Company at its discretion, may decide to make nonelective employer contributions to eligible participants in the Plan. The Plan provides that such contributions by the Company will vest 20% after two years of service with an additional 20% vesting for each year of service thereafter until the sixth year, at which time such contributions are fully vested. The nonelective employer contributions are automatically fully vested upon a participant’s termination due to retirement, death or disability, as defined in the Plan. The Company has not made any non-elective employer contributions during 2019 and 2020.

Participants are permitted to transfer eligible amounts from certain other tax qualified plans to the Plan (“Rollovers”), subject to Plan requirements. Rollovers are not subject to Company matching contributions.

The Plan provides for multiple investment options to be made available through the Trustee, including core investment options as determined by the 401(k) Committee, a group of target date options, an advisory asset management service and a self-directed brokerage option. In addition, the Plan document provides that the Company’s equity securities be offered as a core investment option, subject to compliance with ERISA. Contributions or Rollovers related to the Company’s common or preferred stock are also subject to the Company’s Insider Trading Policy. See Note 3 for Investment Options under the Plan.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2020

Notes Receivable from Participants (Loans)

The Plan includes a provision that allows participants to apply for a loan from their account balance for a minimum amount of $1,000 up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000, subject to the certain restrictions set forth in the Plan and the Code. The loans may be repaid through payroll deductions and may have loan terms ranging up to five years, or ten years if for the purchase of a primary residence. A participant may have only two loans outstanding at a time. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate throughout the duration the loan of prime plus one percentage point. At December 31, 2020, loans outstanding to participants had interest rates ranging from 4.25% to 6.50% and will mature at various dates through January, 2031.

Distributions and Withdrawals

Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59-½, or in the event of financial hardship or termination of service. The participant may elect to receive a lump sum payment, installment payments, or rollover the vested account balance to another qualified plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to being permitted to make a hardship withdrawal.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into law.  Among other provisions, this wide-ranging law permits qualified individuals impacted by coronavirus or COVID-19 to take a distribution of up to $100,000 from all eligible retirement plans and IRAs, beginning on or after January 1, 2020 and before December 31, 2020.

Administrative Expenses

Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan’s assets as incurred.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and schedule thereto. Actual results could differ from those estimates.

Cash Equivalents Including Money Market Funds

Participant investments in money market funds, whose underlying investments are assessed to be liquid financial instruments are considered to be cash equivalents.

Valuation of Investments and Investment Income

Investments held by the Plan are stated at estimated fair value. Equity securities are valued at the closing price reported on the market on which the individual securities are traded on the last business day of the Plan year. Investments in mutual funds are valued at the net asset value of units held by the Plan as reported by the mutual fund on the last business day of the Plan year. Other investments are valued using available information including information reported on the market on which such investments are traded, net asset value of the entity that issued the investment security or other information as deemed appropriate to use to estimate fair value.

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2020

The net appreciation or depreciation in the fair value of investments, which includes any unrealized appreciation or depreciation on those investments plus realized gains or losses on any investments sold, are reported in Investment Income on the Plan’s Statement of Changes in Net Assets Available for Benefits. Interest and dividend income is recorded when received.

Distributions to Participants

Distributions to participants are recorded when paid by the Plan.

Notes Receivable from Participants

Notes receivable from participants (loans) are funded directly from the participants account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis in accordance with their selected investment options.

3. Investment Options

The Plan provides participants with various investment options, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of a participant’s investments could occur in the near term and that such changes could materially affect the account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

In addition to the self-directed brokerage account option, set out below are the investment options made available under the Plan as of December 31, 2020:

Name of Fund	Name of Fund
Fidelity 500 Index Fund	Fidelity Freedom 2065 Fund
Fidelity Blue Chip Growth Fund	Fidelity Freedom Income Fund
Fidelity Emerging Markets Fund	Fidelity Global ex U.S. Index Fund
Fidelity Extended Market Index Fund	Fidelity Government Money Market Fund
Fidelity Freedom 2005 Fund	Fidelity Overseas Fund
Fidelity Freedom 2010 Fund	Fidelity Small Cap Growth Fund
Fidelity Freedom 2015 Fund	Fidelity Total Bond Fund
Fidelity Freedom 2020 Fund	Fidelity U.S. Bond Index Fund
Fidelity Freedom 2025 Fund	Fidelity Value Fund
Fidelity Freedom 2030 Fund	Goldman Sachs Inflation Protected Securities Fund Investor Shares
Fidelity Freedom 2035 Fund	Invesco Diversified Dividend Fund R5 Class
Fidelity Freedom 2040 Fund	Janus Henderson Enterprise Fund Class T
Fidelity Freedom 2045 Fund	MassMutual Premier Small Cap Opportunities Fund Administrative Class
Fidelity Freedom 2050 Fund	MFA Financial, Inc. Common Stock
Fidelity Freedom 2055 Fund	MFA Financial, Inc. Preferred Stock
Fidelity Freedom 2060 Fund	Wells Fargo Special Small Cap Value Fund - Class Admin

4. Party-in-Interest Transactions

The Trustee and the Company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and certain of the investment options available to participants include investments managed by the Trustee and its affiliates. Transactions between the Plan, and the Trustee and its affiliates, are exempt from the prohibited transactions rules under ERISA. As of December 31, 2020, participants in the Plan held 117,934 shares of MFA Financial, Inc. Common Stock valued at $459,812 and 6,784 shares of MFA Financial, Inc. 7.50% Series B Cumulative Redeemable Preferred Stock valued at

MFA FINANCIAL, INC. 401(K) SAVINGS PLAN
Notes to the Unaudited Financial Statements
December 31, 2020

$165,150. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered to be party-in-interest transactions and totaled $185,146 at December 31, 2020.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Each participant’s interest in the Plan is 100% vested at all times, including the portion attributable to Company matching contributions. In the event of Plan termination, any unvested nonelective employer contributions will become 100% vested and the Plan assets will be distributed in accordance with the Plan document.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, stating that the Plan is qualified under section 401(a) of the Code, and therefore, the related trust is exempt from taxation.

7. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2020 that would require recognition or disclosure in these financial statements through June 23, 2021, which is the date these financial statements were available to be issued. No such transactions required recognition or disclosure in these financial statements.

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2020
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Tesla, Inc.	Common Stock, shares: 2,104	$1,484,730
*MFA Financial, Inc. Common Stock	Common Stock, shares: 117,934	459,812
Apple Inc.	Common Stock, shares: 2,062	273,652
Facebook, Inc.	Common Stock, shares: 945	258,136
Amazon.com, Inc.	Common Stock, shares: 75	244,270
Square, Inc.	Common Stock, shares: 615	133,849
Penn National Gaming, Inc.	Common Stock, shares: 1,500	129,555
Cloudflare, Inc.	Common Stock, shares: 1,500	113,985
Cree, Inc.	Common Stock, shares: 1,000	105,900
Snowflake Inc.	Common Stock, shares: 350	98,490
Duck Creek Technologies	Common Stock, shares: 2,000	86,600
Verizon Communications Inc.	Common Stock, shares: 1,350	79,316
Royal Bank of Canada	Common Stock, shares: 897	73,652
Spotify Technology S.A.	Common Stock, shares: 200	62,932
Alibaba Group Holding Limited	Common Stock, shares: 220	51,201
PepsiCo, Inc.	Common Stock, shares: 335	49,758
Shift4 Payments	Common Stock, shares: 639	48,181
Annaly Capital Management Inc.	Common Stock, shares: 4,757	40,202
The Walt Disney Company	Common Stock, shares: 208	37,809
Microsoft Corporation	Common Stock, shares: 150	33,493
Deere & Company	Common Stock, shares: 107	28,799
Fannie Mae	Common Stock, shares: 12,000	28,680
Mitek Systems, Inc	Common Stock, shares: 1,587	28,217
Alexander’s Inc.	Common Stock, shares: 100	27,735
Advanced Micro Devices, Inc.	Common Stock, shares: 262	24,028
Callaway Golf Company	Common Stock, shares: 1,000	24,010
Owens Corning	Common Stock, shares: 300	22,728
Walmart Inc.	Common Stock, shares: 157	22,723
Union Pacific Corporation	Common Stock, shares: 108	22,594
Qualcomm	Common Stock, shares: 133	20,342
Royal Caribbean Cruises Ltd.	Common Stock, shares: 261	19,494
Redfin	Common Stock, shares: 269	18,461
HDFC Bank Limited	Common Stock, shares: 250	18,065
Fastly	Common Stock, shares: 155	13,542
Target Corporation	Common Stock, shares: 75	13,240
Ellington Residential Mortgage	Common Stock, shares: 1,000	13,040
Netflix, Inc.	Common Stock, shares: 24	12,978
Liberty Global	Common Stock, shares: 500	11,825
Apollo Commercial Real Estate	Common Stock, shares: 988	11,036

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2020
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Twitter	Common Stock, shares: 200	10,830
Fulgent Genetics	Common Stock, shares: 199	10,368
Dupont de Nemours, Inc.	Common Stock, shares: 120	8,533
New York Mortgage Trust Inc.	Common Stock, shares: 2,195	8,100
Joyy, Inc.	Common Stock, shares: 100	7,998
Shopify Inc.	Common Stock, shares: 7	7,924
FedEx Corporation	Common Stock, shares: 30	7,901
Green Dot Corporation	Common Stock, shares: 139	7,756
Wix.com Ltd	Common Stock, shares: 30	7,499
NeoPhotonics Corporation	Common Stock, shares: 800	7,272
Dow Inc.	Common Stock, shares: 120	6,660
DraftKings	Common Stock, shares: 140	6,518
Rocket Companies	Common Stock, shares: 309	6,248
AGNC Investment Corporation	Common Stock, shares: 360	5,616
The Boeing Company	Common Stock, shares: 25	5,352
Alphabet Inc. Class A	Common Stock, shares: 3	5,258
Alphabet Inc. Class C	Common Stock, shares: 3	5,256
DXC Technology	Common Stock, shares: 200	5,150
Exxon Mobil Corporation	Common Stock, shares: 118	4,903
Hudson Pacific Properties	Common Stock, shares: 202	4,854
Live Oak Bancshares, Inc.	Common Stock, shares: 100	4,749
Corteva, Inc.	Common Stock, shares: 120	4,646
Axos Financial	Common Stock, shares: 123	4,616
AG Mortgage Investment Trust	Common Stock, shares: 1,530	4,514
Kohls Corp Nfs Llc Is A Special	Common Stock, shares: 107	4,355
Carnival Corporation & plc.	Common Stock, shares: 200	4,332
Chimera Investment Corporation	Common Stock, shares: 400	4,100
CenturyLink, Inc.	Common Stock, shares: 417	4,066
Occidental Petroleum Corporation	Common Stock, shares: 219	3,808
Two Harbors Investment Corp	Common Stock, shares: 596	3,797
ExOne Co.	Common Stock, shares: 400	3,796
PennyMac Mortgage Investment Trust	Common Stock, shares: 215	3,782
IBM	Common Stock, shares: 30	3,776
Colony Capital Inc.	Common Stock, shares: 725	3,487
Cabot Oil & Gas Corporation	Common Stock, shares: 205	3,351
New Residential Investment Corp	Common Stock, shares: 335	3,330
Citigroup Inc.	Common Stock, shares: 53	3,295
Apache Corporation	Common Stock, shares: 217	3,086
Norwegian Cruise Line Holdings	Common Stock, shares: 100	2,543

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2020
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Panasonic Corporation	Common Stock, shares: 200	2,306
Invesco Mortgage Capital	Common Stock, shares: 499	1,687
Virgin Galactic	Common Stock, shares: 58	1,376
Cherry Hill Mortgage Investment	Common Stock, shares: 117	1,069
Transocean Ltd.	Common Stock, shares: 392	906
Boston Omaha Corporation	Common Stock, shares: 23	636
Arlington Asset Investment Corp.	Common Stock, shares: 125	473
Blackstone Group Inc.	Common Stock, shares: 6	389
Capitala Finance Corporation	Common Stock, shares: 6	85
Drive Shack	Common Stock, shares: 27	63
Impac Mortgage Holdings, Inc.	Common Stock, shares: 10	29
Seadrill	Common Stock, shares: 3	1
Frontier Communications Corporation	Common Stock, shares: 6	1
	Sub-Total	$4,469,506

Chimera Investment Corp Series A	Preferred Stock, shares: 8,027	193,451
*MFA Financial, Inc. Preferred Stock Series B	Preferred Stock, shares: 6,784	165,150
Two Harbors Investment Corp Series A	Preferred Stock, shares: 3,000	74,700
Two Harbors Investment Corp Series E	Preferred Stock, shares: 3,000	72,000
Chimera Investment Corp Series B	Preferred Stock, shares: 3,000	68,370
New York Mortgage Trust Series E	Preferred Stock, shares: 3,000	66,390
Pennymac Mortgage Investment	Preferred Stock, shares: 2,000	50,500
AG Mortgage Investment Trust	Preferred Stock, shares: 2,000	39,880
Dynex Capital Inc.	Preferred Stock, shares: 1,242	31,361
New York Mortgage Trust Series D	Preferred Stock, shares: 1,000	22,730
Chimera Investment Corp Series D	Preferred Stock, shares: 1,000	22,170
Two Harbors Investment Corp Series D	Preferred Stock, shares: 641	15,615
	Sub-Total	$822,317

*Fidelity 500 Index Fund	Mutual Funds	1,047,407
*Fidelity Freedom 2030 Fund	Mutual Funds	1,038,752
*Fidelity Freedom 2040 Fund	Mutual Funds	786,844
*Fidelity Freedom 2045 Fund	Mutual Funds	654,736
*Fidelity Freedom 2050 Fund	Mutual Funds	574,160
*Fidelity Blue Chip Growth Fund	Mutual Funds	510,332
American - The Growth Fund of America Class F	Mutual Funds	398,962
American New Perspective Fund Class F	Mutual Funds	384,739
*Fidelity Freedom 2020 Fund	Mutual Funds	378,618
American Funds EuroPacific Growth Class F	Mutual Funds	340,964
*Fidelity Freedom 2055 Fund	Mutual Funds	244,053

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2020
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*Fidelity Contrafund	Mutual Funds	242,671
*Fidelity Small Cap Growth Fund	Mutual Funds	233,300
Allianz Occ Renaissance Cl A	Mutual Funds	187,560
*Fidelity Freedom 2060 Fund	Mutual Funds	177,299
*Fidelity Total Bond Fund	Mutual Funds	126,169
*Fidelity Real Estate Income Fund	Mutual Funds	121,245
*Fidelity Emerging Markets Fund	Mutual Funds	118,642
*Fidelity Freedom 2035 Fund	Mutual Funds	107,825
Smead Value Fund	Mutual Funds	104,952
*Fidelity U.S. Bond Index Fund	Mutual Funds	98,497
*Fidelity Extended Market Index Fund	Mutual Funds	84,006
*Fidelity Value Fund	Mutual Funds	67,482
*Fidelity Mid Cap Growth Index Fund	Mutual Funds	59,320
*Fidelity Aggressive International	Mutual Funds	57,146
*Fidelity Low Priced Stock	Mutual Funds	56,418
*Fidelity Freedom 2025 Fund	Mutual Funds	50,905
*Fidelity Overseas Fund	Mutual Funds	48,478
Invesco Equally-Weighted S&P 500	Mutual Funds	43,676
*Janus Henderson Enterprise Fund Class T	Mutual Funds	41,744
*Fidelity Global ex U.S. Index Fund	Mutual Funds	37,494
American - The Growth Fund of America Class A	Mutual Funds	29,391
*Fidelity Southeast Asia	Mutual Funds	27,419
*Fidelity Freedom 2015 Fund	Mutual Funds	27,055
*Goldman Sachs Inflation Protected Securities Fund Investor Shares	Mutual Funds	26,651
American New Perspective Fund Class A	Mutual Funds	25,660
*Wells Fargo Special Small Cap Value Fund - Class Admin	Mutual Funds	25,491
*Invesco Diversified Dividend Fund R5 Class	Mutual Funds	23,907
American Funds EuroPacific Growth Class A	Mutual Funds	18,820
*MassMutual Premier Small Cap Opportunities Fund Administrative Class	Mutual Funds	13,806
Matthews Asian Technology Fund	Mutual Funds	11,079
Morgan Stan Institutional Tr Mid-Cap Growth Adv Cl	Mutual Funds	10,509
*Fidelity Select Medical Equipment & System	Mutual Funds	10,373
Baron Discovery Fund Institutional Shares	Mutual Funds	10,320
Virtus Kar Mid Cap Growth Fund Cl I	Mutual Funds	10,041
Baron Global Advantage Fund Retail	Mutual Funds	7,957
*Fidelity Total International Index Fund Institutional Prem	Mutual Funds	6,548
Artisan Developing World Fund Investor Cl	Mutual Funds	5,653
Columbia Small Cap Growth Fund I Cl A	Mutual Funds	5,022

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2020
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Morgan Stanley Global Advantage A	Mutual Funds	2,737
*Fidelity Select Technology	Mutual Funds	2,664
*Fidelity Select Software & Computer	Mutual Funds	2,641
Morgan Stanley Inst US Large Cap Growth Portfolio	Mutual Funds	2,626
Morgan Stanley Global Opportunity A	Mutual Funds	2,590
*Fidelity Freedom Income Fund	Mutual Funds	135
JPMorgan Income Builder Fund	Mutual Funds	22
	Sub-Total	$8,733,513

SPDR S&P 500 ETF Trust	Other Investments	172,053
SPDR Portfolio Total Stock Market	Other Investments	168,309
WisdomTree India Earnings Fund	Other Investments	125,603
Vanguard Extended Market ETF	Other Investments	82,340
Vanguard S&P 500 ETF	Other Investments	77,330
iShares MSCI India Small-Cap ETF	Other Investments	53,323
SPDR Dow Jones Industrial Average ETF	Other Investments	30,579
iShares MSCI India ETF	Other Investments	20,811
iShares Global Energy ETF	Other Investments	20,310
The Energy Select Sector SPDR Fund	Other Investments	17,434
Global X Robotics & Artificial Intelligence ETF	Other Investments	16,568
VanEck Vectors Semiconductor ETF	Other Investments	10,921
VanEck Vectors Vietnam ETF	Other Investments	10,494
iShares S&P 500 ETF	Other Investments	10,351
VanEck Vectors Oil Services ETF	Other Investments	7,700
SPDR S&P Semiconductor ETF	Other Investments	7,685
ARK Genomic Revolution ETF	Other Investments	6,062
Invesco DWA Healthcare Momentum ETF	Other Investments	5,602
Vanguard Energy ETF	Other Investments	5,186
iPath S&P GSCI Crude Oil Total Return Index ETN	Other Investments	3,350
ARK Innovation ETF	Other Investments	2,490
ARK Next Generation Internet ETF	Other Investments	2,195
ARK Fintech Innovation ETF	Other Investments	1,988
iShares MSCI Mexico ETF	Other Investments	747
Occidental Petroleum Corporation - WRTS	Other Investments	183
	Sub-Total	$859,614

*Fidelity Cash Reserves	Cash and cash equivalents	886,848
*Fidelity Government Money Market Fund	Cash and cash equivalents	392,722
	Sub-Total	$1,279,570

MFA FINANCIAL, INC. 401(k) SAVINGS PLAN
Schedule of Assets Held For Investment Purposes
December 31, 2020
(Unaudited)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

* Participant Loans	Interest Rate 4.25% - 6.50% Maturity Dates through January, 2031	$185,146

	Grand Total	$16,349,666

* Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the MFA Financial, Inc. 401(k) Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: June 23, 2021	MFA FINANCIAL, INC. 401(k) SAVINGS PLAN

	By:	/s/ Stephen D. Yarad
Stephen D. Yarad
Member
MFA Financial, Inc. 401(k) Administration Committee